

September 8, 2009

Ms. Hua Meng
Chief Financial Officer, Dahua Inc.
19th Floor, Building C,
Tianchuangshiyuan, Huizhongbeili
Chaoyang District, Beiging, China 100012

Re: Dahua, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
Form 10-Q for the quarter ended June 30, 2009
File No. 0-49852

Dear Ms. Meng:

        We have reviewed your response to our letter dated August 11, 2009 and have the following comment. We ask that you respond within ten business days.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended June 30, 2009

Notes to the Unaudited Consolidated Financial Statements

14. Recent Accounting Pronouncements, page 13

1. We note your disclosure that you will adopt the requirements of SFAS 165 beginning with your June 30, 2009 interim financial statements. In future filings please ensure that you have disclosed the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued as required by paragraph 12 of SFAS 165.

Form 10-K/A filed on September 3, 2009

Exhibits 31.1 and 31.2

2. Your certifications reference your Form 10-K rather than the Form 10-K/A. Please amend your Form 10-K/A to properly reference the report for which your certification is made.   Also, please ensure the date of your certification is appropriately updated.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief